

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2012

Via E-mail
Maurizio Vecchione
Chief Executive Officer
SRKP 16, Inc.
5777 West Century Blvd., Suite 360B
Los Angeles, CA 90045

> **Re:** **SRKP 16, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed May 24, 2012**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed April 20, 2012**
> **File No. 000-52932**

Dear Mr. Vecchione:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed May 24, 2012

Share and Warrant Cancellation, pages 9 and 62

1.   We note your revised disclosure in response to comment 3. Please tell us if the Westpark principals complied with the proxy rules when acquiring the signatures from the 11 shareholders. If not, please tell us how you determined that the proxy rules did not apply when you obtained those signatures.

Maurizio Vecchione
SRKP 16, Inc.
June 7, 2012
Page 2

Management's Outlook, page 51

2.   Please tell us how you determined whether the CSMC written confirmation of an effectuated license should be filed as an amendment.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kristi Marrone, Staff Accountant, at 202-551-3429 or me at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or Duc Dang, Senior Counsel, at 202-551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Jessica Barberich

                                        Jessica Barberich
                                        Assistant Chief Accountant